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Craft Beer
Great Blue Brewing Company

Brewery

Boscawen, NH
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8x for the next $50,000 invested.
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THE PITCH
Great Blue Brewing Company is seeking investment to build and purchase equipment.
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Great Blue Brewing Company, out of Boscawen, New Hampshire, is a producer of high quality handcrafted ales and lagers.

Each beer is crafted with extreme attention to detail, using the highest quality products produced both locally and nationally. We take pride in our commitment to the community, and aim to be a driving force in the local economy.

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OUR MISSION

To become a staple of our community by crafting unique, high quality adult beverages, and being an excellent partner with local charities and local businesses.

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OUR STORY

Chris' vision began at their old home in Salem, NH on Millville Lake. He would brew regularly out on their back porch overlooking the lake. In the early mornings, a Great Blue Heron (whom we affectionately dubbed Baron) would swoop in and land in the lake across from our porch and waded in the water while Chris brewed and created his recipes. Before long, Chris realized that brewing was a passion, and he wanted to share his passion with everyone. And so, the journey began.

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THE TEAM
Chris Waldron
Founder, Co-Owner, Brewer

Chris is a co-founder and brewmaster of Great Blue Brewing Company. He has a passion for craft beer and began home brewing 4 years ago. He is a member of the American Home Brewer's Association, the NH Brewer's Association, and the American Brewer's Association. Chris has a 15 year background in retail management which will serve the company well in terms of financial planning and budgeting, inventory control, supplier relations, production and customer service. He also has experience as a cellar worker in another local brewery, Rockingham Brewing Company in Derry, NH. Chris Began sharing his beer with members of social media groups revolving around craft beer, and has received nothing but high praise reviews. These reviews have already created a buzz for Great Blue Brewing Company.

Andrea Waldron
Co-Owner

Andrea is a co-founder and the wife of Chris. She has a degree in elementary education from Salem State University, and teaches in Lawrence,

MA. Growing up Andrea and her family were always involved with their community, and took on many charitable projects. She has been a volunteer on mission trips to Haiti, and Ecuador where she helped build homes, and spent time with children at an orphanage. She will be a great asset with community outreach, events and the hospitality side of the business.

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LOCATION

Boscawen is a small town that is looking to attract a younger more diverse crowd, and improve its economy. Great Blue Brewing Company will be a great step towards driving interest in the town. We have:

Convenient location surrounded by many breweries.
Unique, interesting and complex beers that will become a staple attraction that will prove to be the spark that the town needs.
Beautiful outdoor setting in a very quiet area will be a peaceful break from the noise and crowds of busier areas.
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635 sq. ft.
Floor Space
$372,000
Projected Annual Revenue
2020
Founded
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FLOOR PLAN

Brewery Interior

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This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $32,600
Build Out $5,000
Mainvest Compensation $2,400
Total $40,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $372,000 $431,520 $478,987 $517,306 $537,998
Cost of Goods Sold $105,000 $121,800 $135,197 $146,012 $151,852
Gross Profit $267,000 $309,720 $343,790 $371,294 $386,146

EXPENSES

Utilities $18,000 $18,450 $18,911 $19,383 $19,867
Salaries $75,000 $87,000 $96,569 $104,294 $108,465
Insurance $1,000 $1,025 $1,050 $1,076 $1,102
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $1,000 $1,160 $1,287 $1,389 $1,444
Operating Profit $162,000 $191,835 $215,467 $234,384 $244,231
This information is provided by Great Blue Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Business Plan.pdf
Investment Round Status
Target Raise $40,000
Maximum Raise $150,000
Amount Invested $0
Investors 0
Investment Round Ends January 28, 2022
Summary of Terms
Legal Business Name Great Blue Brewing Company

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 4.2%–15.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Great Blue Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Great Blue Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Great Blue Brewing Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Great Blue Brewing Company's core business or the inability to compete successfully against the with other competitors could negatively affect Great Blue Brewing Company's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Great Blue Brewing Company's management or vote on and/or influence any managerial decisions regarding Great Blue Brewing Company. Furthermore, if the founders or other key personnel of Great Blue Brewing Company were to leave Great Blue Brewing Company or become unable to work, Great Blue Brewing Company (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Great Blue Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Great Blue Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Great Blue Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Great Blue Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Great Blue Brewing Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Great Blue Brewing Company's financial performance or ability to continue to operate. In the event Great Blue Brewing Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Great Blue Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Great Blue Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Great Blue Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Great Blue Brewing Company will carry some insurance, Great Blue Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Great Blue Brewing Company could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Great Blue Brewing Company's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Great Blue Brewing Company's management will coincide: you both want Great Blue Brewing Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Great Blue Brewing Company to act conservative to make sure they are best equipped to repay the Note obligations, while Great Blue Brewing Company might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Great Blue Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Great Blue Brewing Company or management), which is responsible for monitoring Great Blue Brewing Company's compliance with the law. Great Blue Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Great Blue Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Great Blue Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Great Blue Brewing Company, and the revenue of Great Blue Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Great Blue Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Great Blue Brewing Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Great Blue Brewing Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Great Blue Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Great Blue Brewing Company isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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